Mail Stop 4561

August 9, 2006

By U.S. Mail and Facsimile to (610) 369-6349

Mr. Gary L. Rhoads
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

       Re: **National Penn Bancshares, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 14, 2006
               File No. 000-22537-01

Dear Mr. Rhoads:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Income, page 55

1. Please revise to present the per share earnings from discontinued operations on the face of your statement of income. Refer to paragraph 37 of SFAS 128.

Statement of Cash Flows, page 57

2. Please revise to label your 2003 column heading "Revised-See Note 1," in order
    to provide an appropriate level of prominence to the misclassification.

Note 1: Summary of Significant Accounting Policies

General

3. Please revise to disclose the accounting policy for operating leases including the
    treatment of rent escalations and rent holidays, if applicable.

4. You disclose in the description of operations, that your subsidiary, National Penn
    Leasing Company, is engaged in the leasing of equipment. Please revise your
    summary of significant accounting policies to disclose the accounting policies
    related to the leasing activities and where these activities are included in the
    financial statements, quantifying the dollar amount of assets subject to the leases
    and the associated revenues.

Loans and Allowance for Loan and Lease Losses, page 60

5. Please revise to disclose the deferred loan fee amortization methodology. Refer
    to paragraph 5 of SFAS 91.

6. Please revise to disclose your policy for estimating credit losses associated with
    off-balance-sheet commitments.

Derivatives, page 64

7. For each SFAS 133 hedging relationship identified for which you use the short-
    cut method of assessing hedge ineffectiveness, please revise to disclose the
    following information:

    • clearly explain the terms of the hedged items;

    • clearly explain the terms of the interest rate swap used to hedge each type
      of hedged item and explain how you determined those terms match the
      terms of the hedged items; and

    • for each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

Note 2: Acquisitions and Dispositions, page 67

8. For each acquisition, please revise to discuss the primary reasons for each acquisition, including a description of the factors that contributed to the purchase prices which resulted in goodwill recognition. Refer to paragraph 51(b) of SFAS 141.

Note 3: Investment Securities, page 69

9. Please revise to separately present your investments in U.S. Treasury and U.S. Government agencies. Refer to the December 2005, *Current Accounting and Disclosure Issues in the Division of Corporation Finance* posted on our website.

Note 20: Segment Information, page 94

10. Based on the disclosure here that you internally "identified several other operating segments," it is not clear how you determined that the non-community banking operations represent a single segment. Please revise to clarify how you have considered the guidance of paragraphs 16 through 19 of SFAS 131 in making this determination. Also, provide us your quantitative analysis in support of your determination.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us drafts of your intended revisions prior to filing an amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, at (202) 551-3556 or me at (202) 551-3851if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant